ALTIMETER GROWTH CORP.
2550 Sand Hill Road
Suite 150
Menlo Park, CA 94025
September 28, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jonathan Burr

Re:	Altimeter Growth Corp. Registration Statement on Form S-1 File No. 333-248762

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Altimeter Growth Corp., a Cayman Islands exempted company (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on September 30, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ropes & Gray LLP, request by telephone that such Registration Statement be declared effective.

Please contact Paul D. Tropp, of Ropes & Gray LLP, counsel to the Company, at (212) 596-9515, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Hab Siam
Hab Siam
General Counsel